[Letterhead of Baidu.com, Inc.]
November 2, 2007
VIA EDGAR AND FACSIMILE
Ms. Kathleen Collins, Accounting Branch Chief
Ms. Megan Akst, Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Baidu.com, Inc. (the “Company”) Form 20-F for the fiscal year ended December 31, 2006 filed on May 30, 2007 (File No. 000-51469) (the “2007 Form 20-F”)
Dear Ms. Collins and Ms. Akst,
          This letter sets forth the Company’s response to the comments contained in the letter dated September 19, 2007 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 20-F. The comments are repeated below and followed by the response thereto.
Results of Operations, page 76
     1. We note your disclosure that “The increase in the average revenue per customer was primarily attributable to the increase in the number of paid clicks, and the higher price per click as more customers participated in our P4P auction platform.” Tell us your consideration of disclosing the extent to which increases in revenue are attributable to increase in the number of paid clicks and the higher price per click pursuant to Regulation S-K, item 303(a)(3)(iii).
     The Company respectfully advises the Staff that it has decided not to disclose the quantitative amounts of paid clicks and price per click for the relevant periods because neither of these two factors fairly and accurately reflects the trend of the Company’s online marketing revenues for the reasons set forth below.
     First, the Company believes that the number of online marketing customers and average spending per customer are the key performance indicators of the Company’s online marketing services. Accordingly, the Company has disclosed the quantified information relating to these two factors in the 2007 Form 20-F, annual report on Form 20-F filed in 2006 and all quarterly earnings releases, as well as the prospectus in connection with the Company’s initial public offering in August 2005.
     Secondly, the number of paid clicks and the price per click could affect each other and each of these two factors may not fairly reflect the trend in the Company’s online marketing revenues. For example, the Company noted situations where an increase in the number of paid clicks caused an increase in a customer’s spending and then the customer reduced the bidding price per click, and conversely, when the price per click went higher, the customer reduced the number of sponsored links and then the paid clicks.
     Thirdly, the Company’s comparables in the U.S., including Google and Yahoo, did not disclose the quantified amounts of paid clicks and price per click in their respective annual reports on Form 10-K filed in 2007.
     Accordingly, the Company has disclosed the number of online marketing customers and per customer spending consistently throughout the periods since its initial public offering in August 2005, as these two factors are the key performance indicators of the Company’s online marketing services.
     2. Your revenues appear to be significantly impacted by the total number of paid clicks and ads that are displayed through your programs. Tell us whether you consider the total number of paid clicks and ads displayed key indicates of your financial condition and operating performance as addressed in SEC Release 33-8350, Section III.B.1. If so, tell us your consideration for disclosing the key indicators pursuant to this release.
     The Company has considered the guidance in SEC Release 33-8350, Section III.B.1. The Company believes that the number of online marketing customers and average spending per customer are the two key non-financial performance indicators that are necessary to an understanding of the Company’s operating performance for the reasons stated in the response to comment #1 above. Accordingly, the Company has disclosed these two key non-financial performance indicators consistently throughout the periods.
Item 15 Controls and Procedures, Page 107
3. We note your disclosure that your “management has concluded that, as of December 31, 2006, our disclosure control and procedure is effective in ensuring that the information required to be disclosed by us in the report that we file and furnish under the Exchange Act was recorded, processed, summarized and reported with the time periods specified in the SEC’s rules and forms.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that the information required to be disclosed in the reports that you file and submit under the Exchange Act is accumulated and communicate to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
     The Company respectively advises the Staff that it is true that the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports filed and submitted under the Exchange Act is accumulated and communicated to the Company’s management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosure. In response to the Staff’s comment, the Company will include the clarifying disclosure in future filings.
Consolidated Statements of Income, page F-4
4. We note that you have both Class A ordinary shares and Class B ordinary shares outstanding. Tell us what consideration you have given to the two-class method for computing basic and fully diluted earnings per share for each class of your common stock. While we note in your disclosure that the holders of both classes “have the same dividend right and the same participation right in our undistributed earnings,”, it is not clear how you considered the guidance in paragraph 61(d) of SFAS 128 and EITF03-6 in concluding that earnings per share presentation is not required for each class of ordinary shares. Please provide the calculations of earnings per share for each class of stock that support your conclusions.
     The Company advises the Staff that it considered the guidance in paragraph 61(d) of SFAS128 and EITF03-6 in preparing its financial statements and believes that the presentation of earnings per share complies with SFAS128 and EITF03-6. As noted, Class A ordinary shares and Class B ordinary shares have the same dividend rights and the same participation rights in the Company’s distribution of earnings. Consequently, the earnings per share based on the aggregate weighted average number of ordinary shares outstanding (consisting of both Class A and Class B ordinary shares) yields the same result as calculating Class A and Class B earnings per shares separately.
     For illustration purpose, the earnings per share for Class A ordinary shares and Class B ordinary shares are separately calculated below:

	For the years ended December 31, 2006
	Class A	Class B	Total	2006
	RMB	RMB	RMB	US$
Basic net income per share:
Numerator:
Allocation of undistributed earnings	137,874	163,892	301,766	38,668
Denominator:
Weighted average of issued shares outstanding	15,209,525	18,080,464	33,289,989	33,289,989
Weighted average of options exercised but related shares not yet issued (as below)	707	—	707	707

Denominator used for basic earnings per Class A and Class B ordinary shares	15,210,232	18,080,464	33,290,696	33,290,696

Basic earnings per Class A and Class B ordinary shares	9.06	9.06	9.06	1.16

Diluted net income per share:
Numerator:
Allocation of undistributed earnings for diluted computation*	133,739 (a)	168,027 (b)	301,766	38,668

	For the years ended December 31, 2006
	Class A	Class B	Total	2006
	RMB	RMB	RMB	US$
Reallocation of undistributed earnings as a result of conversion of Class B to Class A shares	168,027	—	—	—

Allocation of undistributed earnings	301,766	168,027	301,766	38,668
Denominator:
Denominator used for basic earnings per Class A and Class B ordinary shares	15,210,232	18,080,464	33,290,696	33,290,696
Conversion of Class B to Class A ordinary shares outstanding	18,080,464
Employee share options	1,215,898	1,133,210	1,215,898	1,215,898

Denominator used for diluted earnings per Class A and Class B ordinary shares	34,506,594	19,213,674	34,506,594	34,506,594

Diluted earnings per Class A and Class B ordinary shares	8.75	8.75	8.75	1.12

*	The allocation of undistributed earnings for diluted computation includes the dilutive impact from potential Class A and Class B shares issuable from employee stock options as detailed below:

(a)	(15,210,232+82,688)/(18,080,464+1,133,210+15,210,232+82,688) x 301,766

(b)	(18,080,464+1,133,210)/(18,080,464+1,133,210+15,210,232+82,688) x 301,766
     The earnings per share disclosure in the financial statements clearly indicates that the earnings per share represent earnings per share for Class A ordinary shares and Class B ordinary shares. The Company believes that the current presentation clearly discloses there are two classes of ordinary shares and earnings per share for each of the classes of ordinary shares are the same. In response to the Staff’s comment, the Company will disclose earnings per share for two classes of ordinary shares in future filings.
Note 6. Goodwill and Intangible Assets, page F-18
     5. We note your reference on page 16 to the acquisition of one of the Company’s largest distributors in fiscal 2005 and certain online application platform businesses and customer lists in fiscal 2006. We further note the impact of these acquisitions on the Company’s goodwill and intangible assets. Tell us what consideration you have given to including a discussion of these acquisitions/business combinations in the footnotes to the audited financial statements pursuant to paragraph 51 — 55 of SFAS141.
     For the acquisitions made in 2005 and 2006, the Company’s investments in and advances to the acquired businesses, individually or in aggregate represented less than ten percent of the consolidated total assets of the Company as of the fiscal year end prior to the acquisition. In addition, the acquired businesses’ total assets as of the acquisition date, individually or in aggregate, represented less than ten percent of the total assets of the Company’s consolidated total assets as of the fiscal year end prior to the acquisition. Furthermore, the acquired businesses’ income or loss before income taxes for the most recently completed year prior to the acquisition for their respective periods ended December 31, 2004 and 2005, individually and in aggregate, represented less than ten percent of the Company’s income before income taxes for the respective fiscal years prior to the acquisitions.

Finally, the acquired businesses do not represent new lines of businesses and do not represent a significant portion of their respective operating segments.
     Based on the foregoing considerations, the Company concluded that the acquisitions made in fiscal 2005 and 2006 were not material to the Company’s financial statements in 2005 and 2006 respectively.
Detailed calculation on acquisitions in 2005 (in RMB’000):

	Acquired business
As of the acquisition date	entity in 2005	Total in aggregate	In %
Intangible assets identified/acquired	1,196	1,196
Goodwill	10,324	10,324
Total purchase consideration	11,520	11,520
Loss before income tax for the year ended December 31, 2004	(1,111)	(1,111)
Baidu total assets as of December 31, 2004		262,206	4%
Baidu net income before income tax in 2004		12,486	9%
Detailed calculation on acquisitions in 2006 (in RMB’000):

	Acquired business	Acquired business
As of the acquisition date	entity A	entity B	Total in aggregate	In %
Intangible assets identified/acquired	3,756	11,770	15,526
Goodwill	11,244	36,930	48,174
Total purchase consideration	15,000	49,000	64,000
Profit before income tax for the year ended December 31, 2005	1,307	3,257	4,564
Baidu total assets as of December 31, 2005			1,136,423	6%
Baidu net income before income tax in 2005			49,516	9%
Parent Company Financial Statement Schedule
6. We note that the Company is incorporated in the Cayman Islands, however it appears that a significant portion of your assets and operations are in a jurisdiction that restricts the transfer of assets or dividends outside the country (i.e., the PRC). As such, tell us how you considered Rule 5-04 of Regulation S-X in determining whether audited information for the parent company only is required in your Form 20-F. Please provide the calculations that support your conclusions.
     The Company advises the Staff that as discussed in Note 14 of the Company’s financial statements, there are certain restrictions on its PRC subsidiaries and variable interest entities relating to the transfer of certain net assets to the Company either in the form of dividends, loans, or advances.
     The restricted net assets of the Company’s consolidated subsidiaries and variable interest entities did not exceed 25 percent of its consolidated net assets when applying Rule 5-04 of Regulation S-X. Detailed calculations are as follows:

	2005	2006
Restricted net assets	113,364	171,653
Consolidated net assets	1,005,053	1,357,261
	11.3%	13%
     If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at (8610) 8260-7020 or the Company’s US counsel, Julie Gao of Latham & Watkins LLP at (852) 2912-2535. Thank you.

Very truly yours,
/s/ Shawn Wang
Chief Financial Officer

cc:    Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu.com, Inc.
         Z. Julie Gao, Esq., Latham & Watkins LLP, Hong Kong
         Joe Tsang, Partner, Ernst & Young Hua Ming, Beijing